COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994

04054058

7 December 2004

SUPPL

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

dlw 1/5

PROCESSED
JAN 05 2005
THOMSON
FINANCIAL

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL TO ACQUIRE PARMALAT'S NORTHERN TERRITORY COCA-COLA LICENCE

Sydney, 7 December 2004: Coca-Cola Amatil (CCA) advises that it has reached agreement to acquire all the Northern Territory soft drink sales, distribution and production assets of Parmalat Australia Limited. The Coca-Cola Company (TCCC) has agreed in principle to the transfer of the relevant bottler's agreement to CCA as part of this transaction. Following the acquisition, which is expected to be finalised by early February 2005, CCA will be the sole licensee for TCCC beverages in Australia.

Mr Terry Davis, Managing Director of CCA said: "This acquisition represents the final merger of Coca-Cola System bottling businesses in Australia and provides the opportunity to supply an additional 900 customers in the major centres of Darwin, Gove and Katherine as well as the area north of Tennant Creek. CCA already supplies Parmalat with approximately 25% of the products that they sell in the Northern Territory and the acquisition will enable CCA to provide the Parmalat customer base with a full range of products."

"The acquisition reflects CCA's confidence in the continued growth and strength of the Australian non-alcoholic beverage market and in our relationship with TCCC.' Mr Davis said.

CCA will offer continuing employment to Parmalat's soft drink sales, administrative and distribution staff.

The acquisition will be earnings per share accretive in the first year. Further details will be provided in CCA's trading update to be made later this month.

Yours faithfully

D A Wylie
Secretary

ENDS

For further information, please contact:

Analysts - Peter Steel	+61 2 9259 6553
Media - Alec Wagstaff	+61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA